EXHIBIT 99.4

Chunghwa Telecom

January 8, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Dec	Net sales	21,103,776	21,049,932	(+)53,844	(+)0.26%

Jan-Dec	Net sales	231,793,390	226,608,686	(+)5,184,704	(+)2.29%

b Trading purpose : None